Exhibit k.4

[Letterhead of Duff & Phelps Utility and Corporate Bond Trust Inc.]

August 23, 2006

The Bank of New York, as Depositary

101 Barclay Street, 8W

New York, New York 10286

Re:	Amendment to Depositary Agreement

Ladies/Gentlemen:

Reference is made to that certain Depositary Agreement dated as of February 1, 1994 (as previously amended on February 14, 2003, the “Depositary Agreement”) between Duff & Phelps Utility and Corporate Bond Trust Inc. (the “Fund”) and you, as successor to The Industrial Bank of Japan Trust Company, as Depositary. Capitalized terms used but not otherwise defined herein have the respective meanings given to them in the Depositary Agreement.

On May 11, 2006, the Board of Directors of the Fund authorized the Fund to issue up to $195 million of preferred stock and to utilize up to $143 million of the proceeds to retire all of the Fund’s outstanding CP Notes. After the retirement of all currently outstanding CP Notes, the Fund intends to discontinue its CP Note program and terminate the related backup credit facility.

In order to facilitate the retirement of the entire $140 million of currently outstanding CP Notes, the Fund proposes to schedule the maturity of all of the CP Notes to occur on or about October 25, 2006, shortly after the proceeds of the preferred stock offering will become available. However, Section 1(h)(A) of the Depositary Agreement provides that the aggregate face amount of all CP Notes outstanding that will mature within any 44-day period may not exceed the amount of the available commitment under the Credit Agreement, which is $75 million.

Accordingly, the Fund proposes to amend Section 1(h)(A) of the Depositary Agreement and that this letter evidence our agreement regarding such amendment.

Section 1(h)(A) of the Depositary Agreement is hereby amended to read in its entirety as follows:

(A) the aggregate Face Amount of all CP Notes Outstanding that shall mature within any 44-day period would exceed the then Available Commitment (as defined in the Credit Agreement), as certified to you by the Agent; provided, however, that the limitation in this Section 1(h)(A) shall not apply during the period from October 1, 2006 through December 31, 2006.

The purpose of the foregoing amendment is to eliminate the need for the Fund to retire the CP Notes in multiple tranches, which would necessitate multiple preferred stock offerings, thereby increasing expenses for the Fund and its shareholders. The foregoing amendment would permit the Fund to retire all of the outstanding CP Notes using the proceeds of a single preferred stock offering during the fourth quarter of 2006.

The execution and delivery of this agreement shall not be deemed to expressly or impliedly amend, modify or supplement provisions of the Depositary Agreement other than as set forth herein. The Depositary Agreement, as amended hereby, shall continue in full force and effect.

This agreement shall become effective upon the Fund’s receipt of written confirmation from Moody’s and S&P that the amendment to the Depositary Agreement described herein will not result in a reduction or withdrawal of their respective ratings of the CP Notes.

This agreement may be executed by the parties on separate counterparts, each of which shall be deemed to be an original, and all of which shall together constitute but one and the same original.

This agreement shall in all respects be governed by and construed in accordance with the internal laws of the State of New York without regard to any otherwise applicable principles of conflicts of law.

Please indicate your agreement regarding the proposed amendment by executing a copy hereof where indicated below and returning such executed copy hereof to the Fund.

Very truly yours, DUFF & PHELPS UTILITY AND CORPORATE BOND TRUST INC.

By:	/s/ Nathan I. Partain
Name:	Nathan I. Partain
Title:	President and CEO

Agreed as of the date

first above written:

THE BANK OF NEW YORK,

  as Depositary

By:	/s/ Louis P. Young
Name:	Louis P. Young
Title:	Vice President